Exhibit 99.69

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. OPERATIONS AND FORECAST UPDATE

Thousand Oaks, CALIFORNIA, October 24, 2022 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQX: KGEIF) is pleased to announce that it has finished drilling the Brock 9-3H and Emery 17-2H wells and it is currently drilling the Glenn 16-3H well in the Company’s Tishomingo field in Oklahoma.

OPERATIONS

The Emery 17-2H and Brock 9-3H wells were drilled safely and without incident to their intended target depth, and the drilling operations for the Glenn 16-3H are progressing as expected. We have encountered good oil and gas shows in both wells comparable to our previously drilled corridor wells in the field and expect similar results from the Glenn 16-3H well. The completion operations for all three wells originally planned to start at the end of October are delayed to mid-November when our contractor expects to be finished with their prior job. All materials and other services have already been sourced and are awaiting the frack equipment to arrive on location.

The Emery 17-2H well will be fracture stimulated first, followed by the fracture stimulations for the Brock 9-3H and Glenn 16-3H wells, which are scheduled to be done concurrently. Production from the Emery 17-2H well is now anticipated to begin in early December, with production from the Brock 9-3H and Glenn 16-3H expected to commence in late December.

UPDATED FORECAST

While our forecasted year-end exit production rate remains the same at 2,700 boepd, we are revising our previously announced forecast to factor in a lower oil price for the remainder of the year and to reflect the later than expected completion of the wells.

	Revised Forecast	% Increase from Fiscal Year 2021

Exit rate production	2,700 boepd	192%
Forecasted average production	1,500 to 1,700 boepd	54% to 74%
Revenue(1)	$35 million to $37 million	134% to 147%
Adjusted Funds Flow(2)	$23 million to $25 million	250% to 281%

(1)	Assumptions include on forecasted pricing from October 2022 through December 2022 of WTI US $85/bbl, $6 Henry Hub and NGL pricing of $34/boe and includes the impact of the Company’s existing hedges.
(2)	Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this news release.

Wolf Regener, President, and CEO commented, “We are pleased that the drilling of the wells is progressing smoothly. Even though we, along with much of our industry, are experiencing tightness in materials and equipment availability, we still expect production to commence from all three wells by the end of 2022. By putting these wells on production in 2022, it allows these wells to be included in our year-end reserve report.”

NON-GAAP MEASURES

Adjusted funds flow is not a measure recognized under Canadian generally accepted accounting principles (“GAAP”) and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that adjusted funds flow is relevant for evaluating returns on the Company’s project as well as the performance of the enterprise as a whole. Adjusted funds flow may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted funds flow should not be construed as an alternative to net income, cash flows related to operating activities, working capital or other financial measures determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how adjusted funds flow provides useful information to an investor and the purposes for which the Company’s management uses adjusted funds flow is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this news release.

Adjusted funds flow is calculated as cash from operating activities excluding changes in non-cash operating working capital and interest expense. The Company considers this a key measure as it demonstrates its ability to generate funds from operations necessary for future growth excluding the impact from short-term fluctuations in the collection of accounts receivable and the payment of accounts payable and financing costs.

The following is the reconciliation of adjusted funds flow to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash flow from continuing operations	8,314	1,649	9,557	3,013
Change in non-cash working capital	113	(379)	1494	(443)
Interest expense(3)	187	195	385	404

Adjusted funds flow	8,614	1,465	11,436	2,974

(3)	Interest expense on long-term debt excluding the amortization of debt issuance costs

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing and expected funding sources of, and expected results from, planned wells development, projected total capital program budget for all five of the Company’s 2022 wells, and forecasted results of the Company’s operations with respect to production, revenue, adjusted funds flow.

Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including $85 a barrel oil price, $6 Henry Hub and NGL pricing of $34 bbl cost inflation of over 20% for the three remaining wells planned for 2022, work and operations in the Company’s 2022 drill program being completed on schedule, future operating costs, forecast prices and costs, estimated production, capital and other expenditures, plans for expected results of drilling activity, that anticipated results and estimated costs will be consistent with management’s expectations, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole.

Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment or labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.